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                              February 10, 2023

       Horacio Rozanski
       President and Chief Executive Officer
       Booz Allen Hamilton Holding Corp
       8283 Greensboro Drive
       McLean, VA 22102

                                                        Re: Booz Allen Hamilton
Holding Corp
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed May 20, 2022
                                                            File No. 001-34972

       Dear Horacio Rozanski:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures, page 47

   1. Your disclosure in footnote (a) indicates that your adjustments for acquisition and divestiture costs
include compensation expenses associated with employee retention.
                                                        Please tell us the
periods over which these types of compensation costs are expected to be incurred. Please note
that if these costs are expected to be incurred over periods in excess of one year, they may
be considered normal recurring expenses associated with your business which should
not be deducted in calculating your Non-GAAP measures. Refer to the guidance in
Question 100.01 of the staff's Compliance and Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
 Horacio Rozanski
Booz Allen Hamilton Holding Corp
February 10, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any other questions.



FirstName LastNameHoracio Rozanski                        Sincerely,
Comapany NameBooz Allen Hamilton Holding Corp
                                                          Division of
Corporation Finance
February 10, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName